Actuarial Opinion and Consent


This opinion is furnished in connection with the registration of the survivorship flexible premium variable universal life policy (Form No. VL51) of the BMA Variable Life Account A of Business Men's Assurance Company of America.

I am familiar with all of the policy provisions and the terms of the Registration Statement. In my professional opinion:

1. The illustrations of policy values that appear in the prospectus are consistent with the provisions of the policy, and are based on the assumptions stated in the accompanying text.
2. The illustrations show values on both a current basis and a guaranteed basis. The current basis uses the charges that are currently assessed by the company. The guaranteed basis uses the maximum charges that could be assessed at any future date during the lifetime of a policy.
3. The specific ages, sexes, Specified Amounts, and premium amounts used in these illustrations are representative of the typical purchasers that BMA expects will purchase the product, and have not been selected so as to make the relationship between premiums and benefits look more favorable in these specific instances than it would for prospective male or female purchasers at other ages, Specified Amounts, or paying other premium amounts. Generally, rate classes other than the one shown have higher cost of insurance charges.


I hereby consent to the use of this opinion as an Exhibit to the registration, and to the reference to my name as an "Expert" in the prospectus.



                                            /s/CALVIN D. CHERRY
                                            ----------------------------
                                            Calvin D. Cherry, FSA, MAAA
                                            Individual Actuarial Vice President
                                            September 19, 2000